UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ASSOCIATED CAPITAL GROUP, INC.
(Name of Issuer)

CLASS A COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

045528106
(CUSIP Number)

Philip M. Halpern, Esq.
Collier, Halpern, Newberg & Nolletti, LLP
One North Lexington Avenue
White Plains, New York 10601
(914) 684-6800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 11, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 CUSIP No.        045528106

1.		Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

	Frederick J. Mancheski

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.		SEC Use Only ________________

4.	Source of Funds (See Instructions)	OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	USA

Number of	7.	Sole Voting Power	1,136,704
Shares Bene-
ficially by	8.	Shared Voting Power	0
Owned by
Each	9.	Sole Dispositive Power	1,136,704
Reporting
Person With	10.	Shared Dispositive Power	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person

	Frederick J. Mancheski		1,136,704

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 18.5%

14.		Type of Reporting Person (See Instructions)

	IN

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule 13D is being filed by Frederick J. Mancheski (the “Reporting Person”) to report that, as a result of certain transfers of shares of Class A Common Stock of Issuer on or about November 11, 2016 for estate planning purposes among the Reporting Person, the Frederick J. Mancheski 2009 Irrevocable Trust and Mancheski LLC, and as a result of the expiration of certain agreements between the Reporting Person and Issuer in accordance with their terms, the Reporting Person’s beneficial ownership of shares of Class A Common Stock of Issuer is now 1,136,704 shares, and that the Reporting Person’s percentage ownership of Class A Common Stock of Issuer is now 18.5%. The Reporting Person has not acquired beneficial ownership of any additional shares of the Issuer’s Common Stock since the Reporting Person filed its initial Schedule 13D on or about December 7, 2015. It should also be noted that the Reporting Person’s beneficial ownership is held by him individually (1,136,704 shares); that Mancheski LLC has been liquidated and dissolved and therefore no longer holds any shares of the Issuer, and, as such, is no longer reported on this Schedule 13D and that the Frederick J. Mancheski 2009 Irrevocable Trust has filed its own Schedule 13G with respect to the Issuer and as such is no longer reported on the Reporting Person’s Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (the “Statement”) relates to the distribution to Frederick J. Mancheski,  an individual citizen of the United States, of shares of the Class A Common Stock, par value $.001 per share (the “Common Stock”), of  Associated Capital Group, Inc., a New York corporation (the “Issuer”) as part of the spin-off of the Issuer (the “Spin-Off”) from GAMCO Investors, Inc. (“GAMCO”) on November 30, 2015 pursuant to the terms of a registration statement on Form 10 filed by Issuer with the Securities and Exchange Commission.  The address of the principal executive offices of the Issuer is One Corporate Center, Rye, New York 10580.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	The name of the filing person is Frederick J. Mancheski
(b)	Residence address for Frederick J. Mancheski:

5400 Plantation Road, Unit 1256
Captiva, Florida 33924

(c)	Mr. Mancheski is retired.

(d-e)    During the last five years, Mr. Mancheski has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or causing him to be subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)	Mr. Mancheski is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Mancheski was distributed 1,705,974 shares of Common Stock as part of the Spin-Off from GAMCO on November 30, 2015 pursuant to the terms of a registration statement on Form 10 filed by Issuer with the Securities and Exchange Commission. The transactions resulting in the filing of this Amendment were made between the entities described in the Explanatory Statement, above, for estate planning purposes. No funds were expended by Mr. Mancheski in order for the Common Stock to be distributed to him as described herein.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction is to continue to effectuate Mr. Mancheski’s estate plan. There is no other transaction to report in this Item. Mr. Mancheski intends to review, from time to time, his investment in the Issuer on the basis of various factors, including but not limited to the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Mr. Mancheski may decide to dispose of all or a portion of the Common Stock that he owns.

Except as set forth above, Mr. Mancheski has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)         Mr. Mancheski beneficially owns 1,136,704 shares of Common Stock, which represents 18.5% of the outstanding shares of Common Stock. The percentage of ownership is based on the number of shares of Common Stock outstanding at October 31, 2016 as reflected in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2016.

(b)         Mr. Mancheski does not currently share the power to vote or direct the vote, or to dispose or direct the disposition of the shares of Common Stock he beneficially owns with another person.

(c)         Mr. Mancheski has not sold any shares of Common Stock in the open market during the past 60 days.

(d)         N/A

(e)         N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person is a party to an action Exchange and Standstill Agreement with GAMCO dated as of May 31, 2006, which expired on May 31, 2016.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	The Exchange and Standstill Agreement dated May 31, 2006 by and between Mancheski and GAMCO (incorporated herein by reference to Mancheski’s Schedule 13D, filed on December 7, 2015)

2.	Statutory Form Power of Attorney dated May 10, 2012 (incorporated herein by reference to Reporting Person’s Form 4/A filed on July 9, 2015).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	November 30, 2016

/s/Frederick J. Mancheski by Philip M. Halpern, Agent
Frederick J. Mancheski by Philip M. Halpern, Agent